December 12, 2005

Securities and Exchange Commission

450 Fifth St., N.W.

Washington, D.C. 20549

Attention: Duc Dang

RE:	Boulder Specialty Brands, Inc.
Registration Statement on Form S-1
File No. 333-126364

Dear Mr. Dang:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriter(s), hereby join with Boulder Specialty Brands, Inc. request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 14, 2005 at 2:00 p.m. Eastern Standard Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 7, 2005.
(ii)	Dates of distribution: November 7, 2005 – December 8, 2005
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 2
(iv)	Number of prospectuses so distributed: approximately 5,250
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ John C. Cocchiarella

John C. Cocchiarella

Vice President and Associate General Counsel